COLUMBIA FUNDS VARIABLE SERIES TRUST II

225 Franklin Street

Boston, MA 02110

December 20, 2017

VIA EDGAR

Mr. Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

RE:	Columbia Funds Variable Series Trust II (the “Registrant”)

Variable Portfolio – Eaton Vance Floating-Rate Income Fund (the “Fund”)

Preliminary Proxy Statement

Dear Mr. Cowan:

Registrant is filing a preliminary proxy statement pursuant to Section 14(a) of the Securities Exchange Act of 1934 to consider the approval of the liquidation of the Fund at a special meeting of shareholders expected to be held on April 5, 2018.

If you have any questions regarding this filing, please contact me at (617) 385-9536. Please be advised that we will not be filing a definitive proxy statement until after the record date of January 12, 2018. Accordingly, comments received after the 10-day review period will not be detrimental to the Fund.

Sincerely,

/s/ Ryan C. Larrenaga

Ryan C. Larrenaga

Secretary, Senior Vice President and Chief Legal Officer

Columbia Funds Variable Series Trust II